Exhibit 21.1

SUBSIDIARIES

OF

FREESCALE SEMICONDUCTOR, LTD.

Name	State / Country of Incorporation
Freescale Semiconductor Holdings II, Ltd.	Bermuda
Freescale Semiconductor Holdings III, Ltd.	Bermuda
Freescale Semiconductor Holdings IV, Ltd.	Bermuda
Freescale Semiconductor Holdings V, Inc.	Delaware / USA
Freescale Semiconductor, Inc.	Delaware / USA
Freescale Semiconductor Malaysia Sdn. Bhd.	Malaysia
Freescale Semiconducteurs France SAS	France
Freescale Semiconductor Danmark A/S	Denmark
Freescale Semiconductor Holding Limited	British Virgin Islands
Freescale Semiconductor (China) Limited	China
Providence China Holdings Limited	Hong Kong
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor Luxembourg Treasury Services S.à.r.l.	Luxemboug
Tohoku Semiconductor Corporation	Japan